For the fiscal year ended: 10/22/99
File number: 811-06048



                         SUB-ITEM 77 M
                            Mergers



      At  a  Special Meeting of  Shareholders
held on October 19, 1999, the shareholders of
Prudential Global Limited Maturity Fund, Inc.
(the Fund) approved an Agreement and Plan  of
Reorganization whereby all of the  assets  of
the   Fund  were  transferred  to  Prudential
Global  Total Return Fund, Inc. (Total Return
Fund), in exchange solely for Class A,  Class
B,  Class  C and Class Z shares of Prudential
Global Total Return Fund and the Total Return
Fund's  assumption of all of the liabilities,
if   any,  of  the  Fund  followed   by   the
distribution of Total Return Fund's shares to shareholders of the Fund in liquidation of the Fund, effective October 22, 1999.












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